SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair starts 25th Base at birmingham
& announces A further 9 new routes
$700M INVESTMENT TO DELIVER 5M PAX P.A. AND 5,000 JOBS

Ryanair, Europe's largest low fares airline today (Tuesday, 17 th
 June 2008) started its 25
th
  base in Birmingham.  Ryanair also announced today that it will launch 9 new routes to:  Alicante, Derry, Fuerteventura, Katowice, Kaunas, Krakow, Palma, Malaga and Murcia in October 2008.

Celebrating Ryanair's 25
th
 base in Birmingham today, Ryanair's Bridget Dowling  said:

"There's a double celebration at Birmingham International Airport this week. We're celebrating the arrival of our first based aircraft here and we're also announcing a further 9 new routes which go on sale today. With 32 low fare routes announced from Birmingham to date, people of the West Midlands no longer have to suffer BA high fares or their high fuel surcharges.

"By 2012 , Ryanair's will have aircraft based in Birmingham, which will deliver 5M passengers p. a. sustaining 5,000 jobs. This will equate to £400 million visitor spend for theWest Midlands. While other airlines, like BA, are busy increasing fares and fuel surcharges, Ryanair is guaranteeing the lowest fares and no fuel surcharges.

"To celebrate the start of our new base and the announcement of 9  new routes, Ryanair is offering 35,000 one-way seats  from £5* on routes from Birmingham. This special offer must end Thursday midnight so we advise passengers to book their bargain seats today on
www.ryanair.com
".

Peter Vella, Birmingham Airport's Business Development Director, said:

"We are delighted to be officially unveiling Birmingham Airport as Ryanair's 25th base as well as welcoming the announcement of these further nine scheduled routes from the airport.

"These new services will offer passengers travelling from their local airport even greater choice and flexibility, allowing them to travel from within their region -  whether that be for leisure or business."

*1 way including taxes & charges

Previously announced routes from Birmingham:

Barcelona, Biarritz, Billund, Bologna, Bratislava, Bydgoszcz, Dinard, Dublin, Frankfurt (Hahn), Gdansk, Marseille, Olbia, Oslo, Perpignan, Pisa, Poitiers, Porto, Shannon, Stockholm, Trieste, Reus, Rzeszow & Trapani (Sicily).

Ends.                                                                           Tuesday, 17
th
 June 2008

For further information:

Daniel de Carvalho - Ryanair                                       Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1598                                               Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                                                                                       RYANAIR HOLDINGS PLC

Date:  17 June  2008

                                                                                                                        By:___/s/ James Callaghan____

                                                                                                                        James Callaghan
                                                                                                                        Company Secretary & Finance Director